UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Transition period from _______________ to ________________

Commission File Number 000-08193

A. Fill title of the plan and address of the plan, if different from that of the issuer named below:

Sensytech, Inc. 401(k) Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SENSYTECH, INC.

8419 Terminal Road, Newington, Virginia 22122-1430

REQUIRED INFORMATION

Financial Statements:

4.	In lieu of the requirements of Item 1-3. audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2002 and 2001 are presented on pages 2 through 8.

Exhibits:

     23.     Consent of PricewaterhouseCoopers LLP, independent accountants.

2

Sensytech, Inc.
401(k) Profit-Sharing Plan
Financial Statements
December 31, 2002 and 2001

3

Sensytech, Inc.

401(k) Profit-Sharing Plan
Contents
December 31, 2002 and 2001

Page(s)

Report of Independent Auditors	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–7
Supplemental Schedule
Schedule H: Schedule of Assets (Held at End of Year)	8

4

Report of Independent Auditors

To the Participants and Administrator of the
Sensytech, Inc. 401(k) Profit-Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sensytech, Inc. 401(k) Profit-Sharing Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 9, 2003

Sensytech, Inc.

401(k) Profit-Sharing Plan
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets
Investments, at fair value (Notes 2 and 3)	$12,174,134	$9,073,293
Receivables
Participant contributions	56,900	32,022
Employer contributions	17,462	10,447

Total receivables	74,362	42,469

Net assets available for benefits	$12,248,496	$9,115,762

The accompanying notes are an integral part of these financial statements.

Sensytech, Inc.

401(k) Profit-Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002

Additions
Dividend income	$161,460
Interest income	14,765
Net appreciation in fair value of investments (Note 3)	829,886

Net investment gain	1,006,111
Participant contributions	2,084,113
Employer contributions	279,497

Total additions	3,369,721

Deductions
Benefits paid to participants	236,267
Administrative expenses	720

Total deductions	236,987

Net increase	3,132,734
Net assets available for benefits
Beginning of year	9,115,762

End of year	$12,248,496

The accompanying notes are an integral part of these financial statements.

Sensytech, Inc.

401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of Plan and Benefits

The following description of the Sensytech, Inc. 401(k) Profit-Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution, stock bonus and profit-sharing plan covering all full-time employees of Sensytech, Inc. (the “Company”) who meet the eligibility requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Each year, participants may make contributions up to 15 percent of pretax annual compensation into the Plan, subject to statutory limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and the Company’s common stock as investment options for participants. The Company contributes to the Plan at a rate of 50 percent of the employees’ contribution, up to 6 percent of the employees’ salary. Company contributions are allocated among investment options at the direction of participants. Additional contributions may be made by the Company at its discretion. In no event shall Company contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20 percent per year of continuous service after two years and becomes 100 percent vested after six years of credited service.

Participant Loans
Participants may borrow from their individual account balances. The Plan allows a loan amount from a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The term of the loan may not exceed five years unless used to acquire a principal residence. The loans are collateralized by the remaining vested balance in the participant’s account and bear interest at rates equal to the Federal Reserve Prime Rate on the date of the loan plus 1 percent.

Sensytech, Inc.

401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid.

Forfeitures
Company contributions that are not vested upon termination of employment are forfeited and will be used to reduce future Company contributions. In 2002 forfeitures totaling $34,268 were used to off-set current year employer matches. As of December 31, 2002, forfeitures totaling $74,971 are unallocated and available to offset future employer contributions.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative Expenses
All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily Net Asset Value (“NAV”). The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free phone numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Other administrative expenses, including trustee, legal, auditing, and other fees, are paid by the Company and, as such, are not expenses of the Plan.

Sensytech, Inc.

401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

Investment Valuation and Income Recognition
The record keeping and trustee functions of the Plan were performed by Merrill Lynch Trust Corporation FSB, where they are accumulated and invested on behalf of the Plan at the discretion of the participant.

The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represents the NAV of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans are valued at cost, which approximates fair value.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America may require the plan administrator to make estimates and assumptions that could affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available for benefits during the reporting period, and, when applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2002	2001

Sensytech, Inc. common stock	$4,438,327	$2,661,300
Merrill Lynch Retirement Reserves	1,683,223	1,199,539
PIMCO Total Return Fund	947,933	578,508
Van Kampen Growth and Income Fund	2,838,352	3,137,378
Dreyfus Premier Mid Cap Stock Fund	645,909	576,659

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) had net appreciation in value of $829,886 as follows:

Mutual funds	$(1,090,754)
Sensytech, Inc. Common stock	1,920,640

$829,886

Sensytech, Inc.

401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 25, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the tax determination letter, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Related Party Transactions

Certain Plan investments are shares of Sensytech, Inc. common stock. Sensytech, Inc. is the Plan sponsor and therefore qualifies as a related party. At December 31, 2002 and 2001, the Plan held an investment of 369,245 and 386,817 shares of Sensytech, Inc. common stock, respectively. The fair value of the common stock at December 31, 2002 and 2001 was $4,438,327 and $2,661,300, respectively. For the year ended December 31, 2002 and 2001, the Plan purchased 10,992 and 401,737 shares of Sensytech, Inc. common stock, respectively, at a cost of $97,472 and $1,444,929, respectively. For the year ended December 31, 2002 and 2001, the Plan sold 11,423 and 37,563 shares of Sensytech, Inc. common stock, respectively, with proceeds of $94,489 and $186,167, respectively. For the year ended December 31, 2002, the Plan distributed to participants 17,141 shares of Sensytech, Inc. common stock with a market value at distribution of $146,596. There were no such distributions in 2001.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Corporation, FSB. Merrill Lynch Trust Corporation, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Sensytech, Inc.

401(k) Profit-Sharing Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN 38-1873250, Plan 001
December 31, 2002

			Current
Issuer	Description	Cost	Value

	Cash and Cash Equivalents
Cash Fund		$61,692	$61,692
Merrill Lynch Trust Corporation, FSB*	Merrill Lynch Retirement Reserves	1,683,223	1,683,223

	Total cash and cash equivalents	$1,744,915	$1,744,915

	Mutual Funds
Merrill Lynch Trust Corporation, FSB*	Merrill Lynch Fundamental Growth Fund	$276,180	$211,878
Merrill Lynch Trust Corporation, FSB*	Franklin Small Cap Growth Fund	147,153	119,655
Merrill Lynch Trust Corporation, FSB*	Merrill Lynch Global Growth Fund	238	230
Merrill Lynch Trust Corporation, FSB*	Merrill Lynch Global Small Cap Fund	37,365	32,982
Merrill Lynch Trust Corporation, FSB*	Oppenheimer International Growth Fund	515,906	368,049
Merrill Lynch Trust Corporation, FSB*	PIMCO Total Return Fund	943,178	947,933
Merrill Lynch Trust Corporation, FSB*	Merrill Lynch S&P 500 fund	119,929	94,459
Merrill Lynch Trust Corporation, FSB*	PIMCO Total Return Fund	290,800	295,337
Merrill Lynch Trust Corporation, FSB*	Dreyfus Premier Midcap Stock Fund	675,476	645,909
Merrill Lynch Trust Corporation, FSB*	Mainstay High Yield Corporate Bond	152,661	131,088
Merrill Lynch Trust Corporation, FSB*	Van Kampen Emerging Growth Fund	112,454	79,781
Merrill Lynch Trust Corporation, FSB*	Van Kampen Growth and Income Fund	3,304,366	2,838,352
Merrill Lynch Trust Corporation, FSB*	Massachusetts Investors Growth Fund	21,245	16,696

	Total mutual funds	$6,596,951	$5,782,349

	Other
Sensytech, Inc.*	Common Stock	$1,354,093	$4,438,327
Participant Loan Fund*	Maturity dates from 1/14/2002 to 3/18/2030 and interest rates from 5.25% to 10.5%	186,014	186,014
Pending Settlement Fund		22,529	22,529

	Total Other	$1,562,636	$4,646,870

	Total investments	$9,904,502	$12,174,134

* Denotes party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees( or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSYTECH, INC. 401(k) PROFIT SHARING PLAN

June 30, 2003	By:	/s/ Abbey A. Flowers

Abbey A. Flowers
Plan Administrator